UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Expressed in thousands of Canadian dollars except where otherwise noted)

Consolidated Balance Sheets (in thousands of Canadian dollars)	As at
	September 30 2005	December 31 2004
	(Unaudited)
	$	$
Assets
Current
Cash and cash equivalents	57,464	56,774
Accounts receivable	15,551	7,328
Ore-in-process (note 3)	5,811	4,786
Inventory (note 4)	1,695	533
Prepaids and other assets	361	319
	80,882	69,740
Investments (note 5)	16,363	-
Property, plant and equipment (note 6)	125,539	69,781
Reclamation deposits	1,230	1,230
	224,014	140,751
Liabilities
Current
Accounts payable and accrued liabilities	3,112	908

Future income and resource taxes	23,922	1,974
Asset retirement obligations	1,145	1,100
Non-controlling interests (note 7)	29,055	19,335
	54,122	22,409
	57,234	23,317
Subsequent events (note 15)
Shareholders’ equity
Share capital (note 8)	174,781	126,415
Contributed surplus – stock-based compensation (note 9)	5,742	7,562
Deficit	(13,743)	(16,543)
	166,780	117,434
	224,014	140,751

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Operations
(in thousands of Canadian dollars except earnings per share)	Three months ended September 30		Nine months ended September 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Mine operating revenues	21,087	16,140	58,094	39,275

Mine operating expenses
Mining, excluding depreciation and amortization	12,401	8,563	32,973	21,993
Depreciation and amortization	1,906	1,696	5,287	3,954
	14,307	10,259	38,260	25,947
	6,780	5,881	19,834	13,328
Expenses
Corporate administration	916	808	3,482	2,877
Exploration administration	496	524	2,059	1,328
Depreciation	25	25	58	74
Stock-based compensation (note 9)	365	351	726	864
Loss on disposition of Aurora (note 12(b))	2,600	-	2,600	-
Other expenses (income) (note 10)	(409)	(234)	(1,061)	(805)
	3,993	1,474	7,864	4,338
Earnings before taxes and non-controlling interests	2,787	4,407	11,970	8,990
Income and resource taxes	(2,246)	(1,385)	(4,689)	(2,776)
Earnings before non-controlling interests	541	3,022	7,281	6,214
Non-controlling interests (note 7)	(1,563)	(1,381)	(4,481)	(3,084)
Net earnings (loss) for the period	(1,022)	1,641	2,800	3,130
Basic & diluted earnings (loss) per share (note 8(b))	(0.02)	0.03	0.05	0.06

Consolidated Statements of Deficit (in thousands of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Deficit – beginning of period	(12,721)	(21,543)	(16,543)	(23,032)
Net earnings (loss) for the period	(1,022)	1,641	2,800	3,130
Deficit – end of period	(13,743)	(19,902)	(13,743)	(19,902)

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flow (in thousands of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(Unaudited)	2005	2004	2005	2004
	$	$	$	$
Operating activities
Net earnings (loss) for the period	(1,022)	1,641	2,800	3,130
Non-cash items
Mine depreciation and amortization	1,906	1,696	5,287	3,954
Depreciation	25	25	58	74
Asset retirement obligations	16	-	45	-
Stock-based compensation	365	351	726	864
Future income and resource taxes	2,246	1,385	4,689	2,776
Loss on disposition of Aurora (note 12(b))	2,600	-	2,600	-
Non-controlling interests	1,563	1,381	4,481	3,084
	7,699	6,479	20,686	13,882
Net change in non-cash working capital (note 11)	(3,481)	1,418	(7,470)	(3,654)
	4,218	7,897	13,216	10,228
Financing activities
Common shares issued	605	-	4,041	19,720
Non-controlling interests, net	1,875	(145)	5,239	(840)
	2,480	(145)	9,280	18,880
Investing activities
Proceeds on disposition of Aurora (note 12(b))	12,247	-	12,247	-
Acquired on acquisition of Aurora, net (note 12)	1,925	-	1,925	-
Property, plant and equipment	(12,799)	(7,679)	(35,978)	(18,831)
Deferred charges	434	-	-	-
Term deposits	-	(78)	-	(916)
	1,807	(7,757)	(21,806)	(19,747)
Change in cash and cash equivalents for the period	8,505	(5)	690	9,361
Cash and cash equivalents – beginning of period	48,959	61,902	56,774	52,536
Cash and cash equivalents – end of period	57,464	61,897	57,464	61,897

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months and nine months ended September 30, 2005 and 2004

(tabular amounts in thousands of Canadian dollars except where otherwise noted)

(Unaudited)

1.

Nature of operations

FNX Mining Company Inc. (“FNX”) is engaged in the production and sale of nickel, copper, platinum, palladium, and gold, including related activities of exploration and development. FNX’s mineral properties are located in the Sudbury mining district of Canada.

2.

Accounting policies and basis of presentation

The unaudited interim consolidated financial statements of FNX have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to FNX’s audited consolidated financial statements for the year ended December 31, 2004.  Generally accepted accounting principles for interim consolidated financial statements do not conform in all respects to the disclosures required for annual consolidated financial statements and, accordingly, these unaudited interim consolidated financial statements should be read in conjunction with FNX’s audited annual consolidated financial statements and accompanying notes included in FNX’s Annual Report for 2004. In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these unaudited interim consolidated financial statements.  These adjustments consist only of normal recurring adjustments.   The comparative figures for 2004 have been reclassified to conform to the presentation adopted for the current period.

Investments are stated at cost.  When the Company believes there is an impairment in value that is other than temporary, the loss is recognized as an expense.

3.

Ore-in-process

	September 30 2005	December 31 2004
	$	$
Cash costs	4,505	3,640
Non-cash costs	1,306	1,146
	5,811	4,786

Ore-in-process represents the cost of ore that has been mined and shipped to Inco Limited (“Inco”) for concentrating, smelting and refining but has not been fully processed as at the balance sheet date.  Cash costs include mining and haulage.  Non-cash costs represent the amount of mine depreciation and amortization capitalized to ore-in-process inventories as at the balance sheet date.  The mine depreciation and amortization included in the carrying value of ore-in-process inventories will be charged to the mine depreciation and amortization expense category of the statement of operations once processing is completed.

4.

Inventory

	September 30 2005	December 31 2004
	$	$
Cash costs	1,183	397
Non-cash costs	512	136
	1,695	533

Inventory represents the cost of ore that has been mined but has not been shipped to Inco for concentrating, smelting and refining as at the balance sheet date.  Cash costs include mining costs but not haulage.  Non-cash costs represent the amount of mine depreciation and amortization capitalized to ore inventories as at the balance sheet date.  The mine depreciation and amortization included in the carrying value of ore inventories will be charged to the mine depreciation and amortization expense category of the statement of operations once the ore is shipped to Inco and processing is completed.

5.

Investments

	September 30, 2005		December 31, 2004
	Shares	Amount	Shares	Amount
	# 000s	$	# 000s	$

Dynatec Corporation	7,717	10,032	-	-
Lake Shore Gold Corp.	6,650	4,788	-	-
Superior Diamonds Inc.	3,430	1,543	-	-
		16,363		-

The market value of the investments on September 30, 2005 was $22,281.

6.

Property, plant and equipment

	September 30, 2005
	Cost	Accumulated amortization	Net
	$	$	$
Mining
McCreedy West
Property and development	39,246	9,027	30,219
Plant and equipment	14,139	3,960	10,179
	53,385	12,987	40,398
Exploration	85,038	-	85,038
Corporate	493	390	103
	138,916	13,377	125,539

	December 31, 2004
	Cost	Accumulated amortization	Net
	$	$	$
Mining
McCreedy West
Property and development	21,360	4,819	16,541
Plant and equipment	10,624	2,345	8,279
	31,984	7,164	24,820
Exploration	44,816	-	44,816
Corporate	477	332	145
	77,277	7,496	69,781

Commencing May 2005, revenue and expenses from ore mined and shipped from the McCreedy West PM Deposit have been included in the statement of operations for the reporting period starting July 2005.  The $14.9 million of accumulated mineral property and exploration capital costs to date, net of $3.6 million of pre-production revenue credits, were transferred from mineral exploration properties to McCreedy West mining property and development ($13.6 million) and plant and equipment ($1.3 million).

The carrying value of mineral exploration properties represents the accumulated costs to date for the acquisition of and exploration costs incurred by FNX on its non-producing mineral exploration properties. Mineral exploration properties are not being amortized.  FNX’s active mineral exploration properties are located in the Sudbury mining district, and are comprised as follows:

	September 30 2005	December 31 2004
	$	$
Aurora (note 12)	26,653	-
Kirkwood	378	200
Levack	15,259	7,554
McCreedy West PM Deposit	-	13,472
Levack Footwall	7,173	2,614
Podolsky	32,666	18,085
Victoria	2,909	2,891
	85,038	44,816

Corporate assets consist of office equipment, furniture and fixtures at the Toronto head office and the Sudbury exploration office.

7.

Non-controlling interests

	2005	2004
	$	$
Balance – beginning of year	19,335	14,599
SJV net earnings	763	1,002
Cash contributions	5,533	2,530
Cash distributions	(3,180)	(3,046)
Balance – March 31	22,451	15,085
SJV net earnings	2,155	701
Cash contributions	4,824	2,831
Cash distributions	(3,814)	(3,010)
Balance – June 30	25,616	15,607
SJV net earnings	1,563	1,381
Cash contributions	4,957	3,283
Cash distributions	(3,081)	(3,428)
Balance – September 30	29,055	16,843

Non-controlling interests represents Dynatec Corporation’s (“Dynatec”) 25% interest in the Sudbury Joint Venture (“SJV”).

8.

Share capital and earnings per share

(a)

Common shares issued and outstanding (i)

	2005		2004
	Shares	Amount	Shares	Amount
	# 000s	$	# 000s	$

Balance – beginning of year	50,266	126,415	47,415	106,073
Stock options exercised	43	207	91	74
From contributed surplus (note 9)	-	37	-	23
Income tax benefits renounced to flow-through shareholders (ii)	-	(8,663)	-	-
Balance – March 31	50,309	117,996	47,506	106,170
Stock options exercised	661	3,229	140	177
From contributed surplus (note 9)	-	2,204	-	26
Flow-through shares (ii)	-	-	2,500	19,929
Balance – June 30	50,970	123,429	50,146	126,302
Stock options exercised	97	605	-	-
From contributed surplus (note 9)	-	305	-	-
Acquisition of Aurora (note 12(a))	4,271	50,442	-	-
Balance – September 30	55,338	174,781	50,146	126,302

(i)

FNX is authorized to issue an unlimited number of common shares.

(ii)

On June 17, 2004, FNX issued 2.5 million flow-through common shares for gross proceeds of $20.6 million.  Financing costs of $1.2 million and a future income tax asset of $0.5 million resulted in a net amount of $19.9 million.  During the three month period ended March 31, 2005, FNX renounced the associated income tax deductions to the flow-through shareholders.  The estimated tax benefit of $8.7 million related to the $20.6 million of flow-through shares was charged to share capital with a corresponding increase in the related future income tax liability.  During the year ended December 31, 2004, FNX had expended $9.9 million of the proceeds from the flow-through funds with the $10.7 million balance remaining being expended during the six month period ended June 30, 2005.

(iii)

Effective April 18, 2005, FNX approved a Shareholder Rights Plan (the “Rights Plan”), which was subsequently ratified by independent shareholders at a meeting of shareholders held on May 19, 2005.  Under the terms of the Rights Plan, one right (“Right”) was attached to each existing common share and each common share subsequently issued will have one Right attached to it.  The Rights will separate from the common shares and become exercisable following a bid, other than a bid which meets certain criteria as a permitted bid (“Permitted Bid”), for 20% or more of the common shares of FNX.  In the event of a bid which is not a Permitted Bid, each Right, other than the Rights attached to common shares held by the party making the bid, would permit the holder the right to purchase common shares effectively at 50% of the price at that time.  In the event of a Permitted Bid, the Rights will be deemed to be redeemed at $0.00001 per Right.  The Rights plan effectively allows FNX 60 days to assess a bid and, if more than 50% of the common shares held by independent shareholders are tendered within that 60 day period, requires a public announcement of that fact by the bidder who must allow an additional 10 days from that date for additional shareholders to tender their shares.

(b)

Earnings per share

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Net earnings available to shareholders ($)
Basic and diluted	(1,022)	1,641	2,800	3,130
Weighted average shares outstanding (#000s)
Basic	55,272	50,146	52,054	48,855
Effect of dilutive stock options	-	435	410	616
Diluted	55,272	50,581	52,464	49,471
Stock options excluded from dilution	160	1,160	361	660
Earnings per share
Basic and diluted	$(0.02)	$0.03	$0.05	$0.06

9.

Contributed surplus - stock-based compensation

Until March 16, 2005, FNX had only one stock-based compensation plan, a stock option plan.  Effective March 16, 2005, the Board of Directors implemented a policy requiring all directors to hold a minimum of 5,000 common shares and/or deferred share units (“DSUs”) within five years of their appointment to qualify for membership on the Board.

The following table summarizes information regarding FNX's contributed surplus - stock-based compensation as at and for the periods ended September 30:

	2005	2004
	$	$
Balance – beginning of year	7,562	6,737
Stock-based compensation expense	102	18
Transfer of exercised options to share capital	(37)	(23)
Balance – March 31	7,627	6,732
Stock-based compensation expense	259	495
Transfer of exercised options to share capital	(2,204)	(26)
Balance – June 30	5,682	7,201
Stock-based compensation expense	365	351
Transfer of exercised options to share capital	(305)	-
Balance – September 30	5,742	7,552

(a)

Stock option plan

The stock option plan (the “Plan”) is for directors, officers, employees and certain individuals that provide ongoing services to FNX.  Under the Plan, options are typically granted for a five year period and in such numbers as reflects the level of responsibility of the particular optionee and his or her contribution to the business and activities of FNX.  Options granted under the Plan prior to 2004 vested at the discretion of the Board of Directors, while options granted in 2004 vest 50% after one year from the date of grant with the balance vesting after two years from the date of grant.  Effective January 1, 2005, options granted under the Plan have a five year term and vest 33.3% on the anniversary date of each of the first three years following the grant date.  Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with FNX.  The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

FNX's common shares are listed on the Toronto Stock Exchange and the American Stock Exchange.  The following table summarizes information regarding FNX’s outstanding and exercisable stock options as at September 30, 2005:

Outstanding				Exercisable
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000s	#	$	# 000s	$
0.50 to 4.95	386	16	1.76	386	1.76
5.04 to 6.85	866	33	6.21	797	6.26
7.40	378	54	7.40	-	-
8.15 to 10.99	671	44	9.27	470	8.58
13.75	160	48	13.75	-	-
	2,461		7.02	1,653	5.87

The following table summarizes information regarding FNX's stock options as at and for the periods ended September 30, 2005:

	Three months ended		Nine months ended
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000s	$	# 000s	$
Balance – beginning of period	2,398	6.54	2,523	5.60
Granted	160	13.75	739	9.72
Exercised	(97)	6.24	(801)	5.05
Expired	-	-	-	-
Balance – end of period	2,461		2,461

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the weighted average assumptions used for grants as follows: dividend yield of 0.0% (2004 – 0%), expected volatility of 49% (2004 – 49%), risk-free interest rate of 4.0% (2004 – 3.0%) and expected life of 48 months (2004 – 24 months).

(b)

Deferred share units plan

On March 16, 2005, the Board of Directors approved the implementation of a deferred share unit plan (the “DSU Plan”), effective July 1, 2005.  The purpose of the DSU Plan is to promote a greater alignment of interests between shareholders and Directors by linking a portion of Director compensation to the future value of FNX’s common shares.  The DSU Plan is only eligible to Directors of FNX and is to allow Directors the choice to receive, in increments of 25%, up to 100% of their compensation in the form of DSUs rather than by way of cash.  Under the terms of the DSU Plan, the number of DSUs granted is based upon the fair market value of FNX’s common shares at that time.  DSUs are only converted into common shares upon the Director’s death or resignation from the Board.  No stock-based compensation expense was incurred with respect to the DSU Plan.

10.

Other expenses (income)

	Three months ended September		Nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$
Interest income	(359)	(200)	(956)	(719)
Interest expense on flow-through shares	6	-	71	-
Management fees	(48)	-	(165)	-
Foreign exchange	(8)	55	(26)	44
Miscellaneous	-	(89)	15	(130)
	(409)	(234)	(1,061)	(805)

11.

Supplementary cash flow information

	Three months ended September		Nine months ended September 30
	2005	2004	2005	2004
	$	$	$	$
Net change in non-cash working capital
Accounts receivables	(4,371)	1,792	(7,905)	(334)
Ore-in-process	874	(598)	(865)	(1,949)
Inventory	(892)	343	(786)	(116)
Prepaids and other assets	(200)	(274)	(42)	36
Accounts payable and accrued liabilities	1,108	155	2,128	(1,291)
	(3,481)	1,418	(7,470)	(3,654)
Non-cash financing activities
Common shares	49,712	-	49,712	-
Non-cash investing activities
Aurora property, plant and equipment	(25,662)	-	(25,662)	-
Investments	(16,363)	-	(16,363)	-
Other information
Interest paid	-	1	12	8
Income and resource taxes paid	-	-	-	-

12.

Business acquisition and disposition

(a) Acquisition of Aurora Platinum Corp.

On May 4, 2005, FNX announced it had entered into an agreement with Aurora Platinum Corp. (“Aurora”) whereby FNX agreed to acquire all of the issued and outstanding common shares of Aurora in exchange for common shares of FNX. The transaction closed on July 1, 2005. FNX issued 4,270,803 common shares with an ascribed value for accounting purposes of $11.64 per common share (based upon the volume weighted average trading price of FNX’s shares for the day of, the two trading days before and the two trading days after June 15, 2005, the date the number of shares of FNX was to issue was determined). Accordingly, the share consideration totaled $49.7 million plus costs of the transaction for a total of $50.4 million. The principal assets of Aurora acquired by FNX were 13,300,000 common shares of Lake Shore Gold Corp., 6,860,715 common shares of Superior Diamonds Inc., a 60% interest in a joint venture with Falconbridge Limited in the Sudbury mining district and various other mineral exploration properties located in Ontario and Quebec.   The ascribed value of the mineral properties acquired from Aurora was greater than the mineral properties tax values.  Accordingly, a future income tax liability of $17.2 million was accrued. The allocation of the purchase price as at July 1, 2005, based on the consideration paid for the acquisition of Aurora, is summarized below:

Purchase of 100% of Aurora
$
Net assets acquired:
Cash and cash equivalents	3,167
Accounts receivable	635
Investments	12,663
Property, plant and equipment	51,322
Current liabilities	(151)
Future income taxes	(17,194)
Consideration paid: Common shares	50,442

(b) Disposition of 50% of Aurora Platinum Corp. to Dynatec Corporation

In a related but independent transaction, FNX and Dynatec entered into an agreement dated May 18, 2005 whereby FNX agreed to sell to Dynatec on July 1, 2005 a 50% interest in Aurora for $12.2 million in cash plus that number of common shares of Dynatec equal to the number of FNX shares issued to the common shareholders of Aurora times 1.806825. The number of common shares of Dynatec so issued totaled 7,716,594. The value of Dynatec’s shares on July 1, 2005 was $1.30 per common share. Accordingly, the total consideration received by FNX from Dynatec was valued for accounting purposes at $22.6 million. As 50% of FNX’s interest in Aurora was valued for accounting purposes at $25.2 million, the sale to Dynatec resulted in a pre-tax, non-recurring, non-cash loss for accounting purposes of $2.6 million.  In addition, as a result of a difference between the value of the Dynatec shares for accounting and tax purposes, a further future income tax expense of $0.7 million was charged to earnings.  Accordingly, the total non-recurring, non-cash loss for accounting purposes as a result of the disposition of a 50% interest in Aurora to Dynatec was $3.3 million.  This loss was recorded on July 1, 2005.  The following table summaries the disposition to Dynatec of 50% of the net assets of Aurora acquired on July 1, 2005 and the resultant loss for accounting purposes on this transaction:

Sale of 50% of Aurora to Dynatec
$
Net assets sold:
Cash and cash equivalents	1,584
Accounts receivable	317
Investments	6,331
Property, plant and equipment	25,661
Current liabilities	(75)
Future income taxes	(8,597)
25,221

Consideration received:
Cash and cash equivalents	12,247
Cash for reimbursement of costs	342
Common shares of Dynatec	10,032
22,621
Loss before tax	2,600
Future income tax expense	687
Loss on disposition	3,287

As a result of the two transactions described above, each of FNX and Dynatec held a 50% interest in Aurora throughout the third quarter of 2005. FNX accounted for its interest in Aurora using the proportionate consolidation method for the third quarter of 2005.  Subsequent to the end of the third quarter of 2005, FNX reacquired the 50% interest in Aurora it had sold to Dynatec (see note 15).

13.

Aurora joint venture

The following table summarizes the major components in the financial statements representing FNX’s interest in the Aurora joint venture as at and for the three months ended:

September 30
2005
$

Current assets	1,808
Long-term assets	14,395
Current liabilities	643
Long-term liabilities	1,828
Revenues	-
Expenses	(54)
Net income (loss)	(54)
Cash flow from operating activities	493
Cash flow from financing activities	-
Cash flow from investing activities	(565)

14.

Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments.  FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments.

15.

Subsequent event

On October 5, 2005, FNX announced that it had entered into an agreement with Dynatec whereby FNX would increase its ownership to 100% of the Sudbury assets.  The transaction closed on October 21, 2005.  The material terms of the transaction are as follows:

(i)	FNX acquired Dynatec's 25% interest in the SJV and 50% interest in Aurora;
(ii)	FNX issued 20,500,000 common shares of FNX (each, a “Common Share”) to Dynatec;
(iii)

FNX and Dynatec entered into a Voting Trust agreement with a term of three years pursuant to which votes attached to the Common Shares held by Dynatec will be voted in line with FNX board recommendations on various fundamental changes and initiatives (including, among other matters, mergers, acquisitions and the nomination of directors to the FNX board), such agreement ceasing to be in effect should Dynatec’s ownership stake in FNX decline below 10% on a fully-diluted basis;

(iv)	Dynatec has entered into a Standstill Agreement with FNX having a three year term that restricts Dynatec’s ability to buy additional Common Shares;
(v)	Dynatec may only sell its Common Shares via a broad distribution;

(vi)	FNX has a Right of First Refusal to designate the purchasers of Common Shares to be sold by Dynatec for a period of 10 business days at a price to be mutually agreed upon by Dynatec, FNX and the investment dealer or syndicate of investment dealers selling such Common Shares in the event that Dynatec elects to sell any of its Common Shares;
(vii)	in the event that Dynatec wishes to distribute the Common Shares that it holds, FNX will take steps, at Dynatec’s cost, as are necessary to qualify by prospectus the distribution of such Common Shares;
(viii)	Dynatec will have FNX board representation proportional to its fully diluted ownership position for a period of three years (such representation being dependent upon Dynatec maintaining an ownership stake in FNX of at least 10% on a fully-diluted basis);
(ix)	FNX will purchase, at the option of Dynatec, $10 million of Dynatec’s common shares in the next Dynatec offering of common shares to the public at the issue price of the offering, provided that the offering is for a minimum of $100 million and is completed within 12 months of the closing of the acquisition; and
(x)	Dynatec will provide contractor mining services at the Sudbury properties from the closing of this transaction until December 31, 2007, subject to FNX having control and direction over the services provided by Dynatec. Under the mining services agreement. Dynatec will be paid a fee of 7% on a cost reimbursement basis plus a fixed amount of $7.5 million to be paid on each of December 31, 2006 and 2007.

The 20,500,000 Common Shares issued by FNX to Dynatec had an ascribed value for accounting purposes of $13.90 per common share (based upon the volume weighted average trading price of FNX’s shares for the day of, the two trading days before and the two trading days after October 5, 2005, the date of the announcement of the transaction).  Accordingly, the share consideration totaled $285 million.